

17017966

SEC Mail Processing Section
JUN 29 2017
Washington DC
408

SEC Mail Processing Section
JUN 29 2017
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/16 (MM/DD/YY) AND ENDING 04/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FERGHANA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE
(No. and Street)

NEW YORK	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM J. KRIDEL, JR. 212-986-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARLOW & CO, CPA, P.C. D/B/A TARLOW & CO., C.P.A.'S
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA, SUITE 210	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM J. KRIDEL, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FERGHANA SECURITIES, INC., as of APRIL 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


CARMEN HESLOP
Notary Public - State of New York
NO. 01HE6191607
Qualified in Kings County
My Commission Expires 8/16/20

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TARLOW&CO

CPAs | ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Ferghana Securities, Inc.

We have audited the accompanying statement of financial condition of Ferghana Securities, Inc. as of April 30, 2017, and the related notes to the financial statements that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (the "CEAct"). This financial statement is the responsibility of Ferghana Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ferghana Securities, Inc. as of April 30, 2017 in accordance with accounting principles generally accepted in the United States of America.



New York, New York

June 28, 2017

FERGHANA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2017

ASSETS

Cash and cash equivalents	$ 136,150	
Accounts receivables	1,725,980	
TOTAL ASSETS		$1,862,130

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$ 12,578	
Accrued expenses	19,001	
Due to Parent	629,504	
Income taxes payable	55,400	
TOTAL LIABILITIES		$ 716,483
STOCKHOLDER'S EQUITY:		
Common stock $1 par value; authorized 1,000 shares; 1 share issued and outstanding	$ 1	
Additional paid in capital	13,950	
Retained earnings	1,131,696	
TOTAL STOCKHOLDER'S EQUITY		1,145,647
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$1,862,130

See Independent Registered Public Accounting Firm's Report
And Accompanying Notes to Financial Statements

FERGHANA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2017

1. ORGANIZATION:

Ferghana Securities, Inc. (The Company), a wholly owned subsidiary of Ferghana Partners Inc., was formed in Delaware on April 22, 1997. The Company is a Broker Dealer registered with Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and the Securities Exchange Commission (SEC).

The Company provides investment banking services to the global Healthcare and Chemicals Sectors for Equity Financing Transactions. Revenues are recorded on the accrual basis when earned.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION:

The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition results of operations and cash flows. References to accounting principles generally accepted in the United States of America (GAAP) in these notes are to the FASB Accounting Standards Codification™ sometimes referred to as the "Codification" or "ASC".

CASH AND CASH EQUIVALENTS:

The Company has defined cash and cash equivalents as highly liquid investments with maturities of less than 90 days that are not held for sale in the ordinary course of business.

USE OF ESTIMATES:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

INCOME TAXES:

The Company and its parent, Ferghana Partners Inc. file consolidated Federal, State and City income tax returns. The Company calculates federal, state and local income taxes as if the companies filed on a separate return basis and the amounts of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements utilizing current enacted tax laws and rates.

The Company's income tax returns for the current year and the last three years are subject to examination by the Internal Revenue Service and the State of New York. Management believes it is no longer subject to income tax examinations for the years prior to April 30, 2013.

SUSEQUENT EVENTS:

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

NEW ACCOUNTING AND AUTHORIATIVE GUIDANCE:

In March 2016, the FASB issued ASU No. 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net).* This standard clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The effective date and transition requirements, of ASU 2016-08, are the same as the effective date and transition requirements for ASU 2014-09. The Company is currently evaluating the impact the adoption of this new standard will have on its financial statements.

In April 2016, the FASB issued ASU No. 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing* which amends certain aspects of the FASB's new revenue standard. ASU 2016-10 identifies performance obligations and provides licensing implementation guidance. The effective date and transition requirements, of ASU 2016-10, are the same as the effective date and transition requirements for ASU 2014-09. The Company is currently evaluating the impact the adoption of this new standard will have on its financial statements.

3. ACCOUNTS RECIEVABLE:

Accounts receivables represent amounts receivable by the Company from various customers for investment banking services. On a periodic basis, management evaluates its receivables and determines whether to provide an allowance or if any accounts should be written off based on a past history of write-offs, collections, and current credit conditions.

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

Accounts payable and accrued expenses include amounts related to general and administrative expenses from operations.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

6. RELATED PARTY TRANSACTIONS

The Company is allocated costs from its parent for salaries, share of office space, bookkeeping and general overhead. The total cost was $3,128,740. The Company had a net payable to its parent company totaling $629,504.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities & Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2017, the Company had net capital and aggregate indebtedness of $49,171 and $716,483 respectively. The net capital ratio was 14.57127 to 1 or 1457.13% compared to a maximum allowable percentage of 1500%. Net capital exceeded requirements by $1,405.

8. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts in the United States are guaranteed by the Federal Deposit insurance Corporation (FDIC) up to $250,000. At April 30th 2017, the Company's account did not exceed FDIC insured limits.

9. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 420 Lexington Avenue, New York, N.Y. 10170 and at the regional office of the Securities & Exchange Commission located at 3 World Financial Center, Room 4300, New York, NY 10281.

TARLOW&CO

CPAs | ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of and Stockholder of Ferghana Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2017, which were agreed to by Ferghana Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Ferghana Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Ferghana Securities, Inc.'s management is responsible for Ferghana Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended April 30, 2017 with the amounts reported in Form SIPC-7 for the year ended April 30, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarlow & Co., C.P.A.'s

New York, New York

June 28, 2017

FERGHANA SECURITIES, INC.

SCHEDULE OF GENERAL ASSESSMENT RECONCILIATION
SECURITIES INVESTOR PROTECTION CORPORATION
PURSUANT TO RULE 17a-5(e)(4)

YEAR ENDED APRIL 30, 2017

AS ORGINALLY FILED - FORM SIPC-7

2a.	Total revenue	$3,316,514
2c.	Deductions	NONE
2d.	SIPC Net Operating Revenues	$3,316,514
2e./A	General Assessment @.0015	$ 4,974.77
B	Less payment made with SIPC-6 filed	$ 975.24
F	Assessment balance due - payment made June 09, 2017	$ 3,999.53

TARLOW&CO

CPAs | ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Ferghana Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ferghana Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ferghana Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) Ferghana Securities, Inc. stated that Ferghana Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Ferghana Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ferghana Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



New York, New York
June 28, 2017

Tarlow & Co., CPA, PC | 7 Penn Plaza, Suite 210 | New York, New York 10001 | www.tarlow.com

Annual Exemption Report

Year Ending April 30, 2017

To the best of our knowledge and belief, Ferghana Securities, Inc. a non-carrying Broker-Dealer, is exempt from Rule 15c3-3 under paragraph (k) (2) (i), namely a broker-dealer whose customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Ferghana Securities, Inc. met the identified exemption provisions from May 1, 2016 to April 30, 2017 without exception.

By: 

William J. Kridel, Jr., Chief Financial Officer and Chief Compliance Officer

FERGHANA SECURITIES, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

APRIL 30, 2017